July 15, 2015

VIA EDGAR

Mr. Jaime G. John, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CYS Investments, Inc.
Form 10-K for fiscal year ended December 31, 2014
Filed on February 17, 2015
File No. 1-33740

Dear Mr. John:

This letter is submitted in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 6, 2015 with respect to the Form 10-K for the fiscal year ended December 31, 2014 of CYS Investments, Inc. (the “Company”), which was filed with the Commission on February 14, 2015 (the “Form 10-K”).

For convenience of reference, the Staff comment contained in your July 6, 2015 comment letter is reprinted below in italics, and followed by the corresponding response of the Company.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Short-Term Borrowings, page 46

In future annual filings, please quantify the average quarterly balance for all periods presented, the period end balance for each of those quarters and the maximum balance at any month-end. Additionally, explain significant variances among these amounts. Provide an example of your proposed revisions within your response.

RESPONSE: In the Company’s future annual filings with the Commission, it will include the average quarterly balance for all periods presented, the period end balance for each of those quarters and the maximum balance at any month-end. Additionally, the Company will endeavor to explain significant variances among these amounts. An example of such disclosure that the Company anticipates in its future Exchange Act annual reports is as follows:

“The following table discloses quantitative data about our short-term repo borrowings during the years ended December 31, 2014 and 2013:

Mr. Jaime J. John

Re:	CYS Investments, Inc.
File No. 1-33740

July 15, 2015

(Dollars in millions)
Quarter ended	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Outstanding at period end	$11,290	$10,403	$9,874	$10,014
Weighted average rate at period end	0.35%	0.20%	0.30%	0.31%
Average outstanding during period	$10,854	$10,189	$9,981	$10,868
Weighted average rate during period	0.34%	0.30%	0.30%	0.35%
Largest month end balance during period	$11,290	$10,403	$10,095	$11,771

Quarter ended	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Outstanding at period end	$11,207	$11,735	$13,809	$13,760
Weighted average rate at period end	0.41%	0.39%	0.39%	0.41%
Average outstanding during period	$11,384	$12,181	$13,871	$14,108
Weighted average rate during period	0.41%	0.39%	0.41%	0.43%
Largest month end balance during period	$11,735	$13,809	$14,050	$14,544

From quarter to quarter, fluctuations occur in our short-term repo borrowings that are fairly tightly correlated with the expansion and contraction of our investment portfolio. Though it varies by quarter, we currently require repo borrowing funding for approximately 85-90 percent of our investment portfolio.”

*        *        *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 639-0403.

Very truly yours,

/s/ Frances R. Spark
Frances R. Spark, Chief Financial Officer

FRS/tar

c:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, General Counsel

S. Gregory Cope, Esquire, Hunton & Williams LLP

Gregory L. Comeau, Deloitte & Touche LLP